Filed by Hewitt Associates, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

Aon Hewitt Merger Leader Briefing: Week of August 23, 2010

Sent on behalf of the Hewitt Integration Leadership Team members

HLG Members –

We first want to thank you for your patience as we sort through the inevitable changes that our proposed merger with Aon will bring. Some of you are involved in the integration, but the vast majority of you are continuing to do what’s most important—serving our clients. As HLG members, you have another important responsibility to help associates on your teams make sense of where our business is headed. Associates look to you for more insight, for more background, and for an interpretation of what the new direction will mean for them. It is obvious that the need and the expectation from our associates for strong leadership have never been greater.

There are a fair amount of restrictions on what we can say right now and we know that this is a challenge for you as leaders. To help keep you current, we plan to issue these HLG leader briefings on a bi-weekly basis—and more frequently when we reach key decisions. We’ll continue to use the Aon Hewitt Integration Portal (accessible via The Source or Hewitt WebTools) as our primary means of communication to all associates as well. From week to week, we may not have a lot of new information to share, but when we can we’ll provide you previews and other status updates on the integration progress.

In this Edition

■	Summary of upcoming milestones

■	Integration updates

■	What you can do

Upcoming Milestones

■	August 24, 2010: The waiting period for the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired, which means that we have cleared the U.S. anti-trust regulatory approval for the transaction.

■	August 24, 2010: The European antitrust filing was submitted to the European Commission.

■	August 26, 2010: Aon Hewitt senior leadership announcement.

■	Week of September 1, 2010: Expected close of the EnnisKnupp acquisition.

■	Early September: We hope to be ready to announce the senior leadership teams of each business segment.

■

September 2010: Celebration of Hewitt’s 70th anniversary. All associates will receive a gift commemorating Hewitt’s 70th anniversary, and several local offices will conduct celebrations (if they haven’t already). Videos from past leaders will continue to play on HewTube (Gerry Wilson’s is currently playing), and a new, interactive timeline is now available for all associates.

■	September 20, 2010: Aon and Hewitt shareholder votes and meetings to approve the merger.

Integration Updates

Integration Teams

The week of August 9, we announced the team leads for the client-facing and nonclient-facing integration teams. Some of the teams got started right after the announcement, while others are not yet underway. It’s absolutely crucial that all integration activities be centralized and driven through the appropriate integration

Hewitt Associates	1	[DocID]

teams. We’ve identified these leaders to run their various workstreams and help facilitate a sound process on behalf of both organizations. Their job is to design an Aon Hewitt that remains focused on clients and brings together the best of each organization to drive new growth and new opportunities. Understandably, there is a lot of interest in the work of these teams and many associates would like to be involved in some way. The team leads will supplement their teams to ensure they have the right presentation to develop solid plans. Please remind associates that the most important work we do everyday is serving our clients.

Leadership Announcements

This week we are announcing the senior leadership team for Aon Hewitt. We then hope to select and announce the leadership teams for each business within the next two weeks, including regional leadership. HR is supporting the selection process and has developed a process and set of tools to help us make successive leadership decisions in a fair and timely way.

While we are able to make senior leadership decisions prior to close to allow us to plan for our integration, it is important for associates to understand that most other position decisions will not be made until the transaction is closed. We will have a structured and well-managed process for making selections to make sure all associates are treated with consideration and respect.

HR-Related Topics

The HR Integration Team is working as quickly as possible to reconcile the various benefit plans and HR policies, prioritizing those that have to be in place on day one and those that are of high importance to associates. We can assure you that chief among their decisions are topics like: paid time off and splash, pay and bonus programs, health benefit programs, retirement program design, and severance benefits. We will be sure to provide you with previews in advance of any associate communications on these sensitive topics.

Latest Information Available on the Portal

Remember to check the “What’s New” page when you visit the portal for a quick overview of the latest additions. Recent updates include:

■	Client briefing materials: Talking points for client-facing associates and colleagues to use with clients.

■	New Q&As across a variety of topics.

■	Frequently used Hewitt and Aon acronyms and key terms.

■	French, Spanish, German, Italian, and Chinese translations of the Aon Hewitt value proposition.

What You Can Do

It’s more important than ever that you stay connected with your teams and continue to reassure them of the great opportunities that lie ahead for Aon Hewitt and for many associates. There inevitably will be questions you can’t answer and uncomfortable reactions to information or developments. We are relying on you to help associates keep things in perspective. We’ll do our best to keep you informed and ask that you refrain from speculation on what you don’t know. Continue to direct associates to the portal for the latest news and information. As always, feel free to contact any of us on the Integration Leadership team with additional questions and feedback.

Hewitt’s ILT Representatives:

Vince Coppola

Kristi Savacool

Eric Fiedler

Hewitt Associates	2	[DocID]

Yvan Legris

Jim Konieczny

Tracy Keogh

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon. The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago,

Hewitt Associates	3	[DocID]

Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

Hewitt Associates	4	[DocID]